towngas
The Hong Kong and China Gas Company Limited

02 AUG 29 AM 11:10

20 August 2002

Our ref : CS/GL/L/02-30

Securities & Exchange Commission
Office of the International Corporate Finance
Room 3094 Stop 3-6
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

BY REGISTERED MAIL

[redacted]

02049642

Dear Sirs

File No. 82-1543
The Hong Kong and China Gas Company Limited

We have pleasure in submitting you a copy of the Company's newspaper advertisement on 5 August 2002 in respect of the Connected Transactions for filing pursuant to Rule 12g3-2(b) of Securities Act of 1934.

Thank you for your attention.

Yours sincerely

PROCESSED
SEP 0 6 2002
P THOMSON FINANCIAL

Gabriel Li
Corporate Services Manager

GL/ pl

Encl.

dlw 9/5

Corporate Services Department 23rd floor, 363 Java Road, North Point, H.K. Tel: 2963 3288 Fax: 2561 3600 E-mail: gabriel_li@hkcg.com

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

South China Morning Post

5 August 2002

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTIONS

The Company announced that on 2 August, 2002, Starmax (a wholly owned subsidiary of the Company), the Company, HL Sub (a wholly owned subsidiary of Henderson Land) and Henderson Land entered into the Development Agreement pursuant to which (a) Starmax shall receive a sum of HK$380,529,324 and (b) HL Sub shall be entitled to 27% of the Net Sales Proceeds of the residential portion of the development of The Remaining Portion of Kowloon Marine Lot No.102.

The sum of HK$380,529,324 was determined on an arm's length basis based on 27% of (i) independent valuations by Chesterton and DTZ Debenham of the market value attributable to the residential portion of the Land as at 31 July, 2002 and (ii) development costs incurred up to 31 July, 2002 attributable to the residential portion.

The Development Agreement also provides that subsidiaries of Henderson Land shall be appointed as the project and sales manager, the construction manager and main contractor, the suppliers of certain materials, the leasing agent and the estate manager of the Development.

The Transactions constitute connected transactions of the Company under the Listing Rules. The Independent Board Committee has been appointed to advise the Board on the Transactions and considers that the Transactions are fair and reasonable and are in the interests of the Group. As the aggregate amounts relating to the Transactions are less than 3% of the Adjusted Net Assets of the Group, the Transactions are only subject to the disclosure requirements under Rule 14.25 of the Listing Rules. Details of the Transactions will be included in the next published annual report and accounts of the Group in accordance with Rule 14.25(1)(A) to (D) of the Listing Rules.

BACKGROUND

Starmax is the owner of the Land situated at the junction of San Ma Tau Street and To Kwa Wan Road, Kowloon, Hong Kong, with a site area of approximately 130,000 square feet, which will be developed into a comprehensively planned development comprising the Residential Properties and the Commercial Properties.

THE DEVELOPMENT AGREEMENT DATED 2 AUGUST, 2002

1. **Parties**
   - Starmax, a wholly owned subsidiary of the Company holding 100% interest in the Land
   - HL Sub, a wholly owned subsidiary of Henderson Land
   - the Company as guarantor for Starmax
   - Henderson Land as guarantor for HL Sub

2. **Principal terms of the Development Agreement**

   Under the Development Agreement, HL Sub agreed to pay to Starmax a sum of HK$380,529,324 and participate in the Residential Properties of the Development. HL Sub shall be entitled to 27% of the Net Sales Proceeds. Development expenditures attributable to the Residential Properties shall be financed by Bank Borrowings obtained solely for such purpose. Matters relating to the Residential Properties shall be determined by Starmax solely in consultation with HL Sub.

3. **Consideration**

   The consideration payable by HL Sub to Starmax in the sum of HK$380,529,324 was arrived at after arm's length negotiations between the parties and represents 27% of (i) the market value of the Residential Properties attributable to the Land as at 31 July, 2002 determined by Chesterton and DTZ Debenham; and (ii) development costs incurred up to 31 July, 2002 attributable to the Residential Properties. The Land was valued by two independent valuers, Chesterton and DTZ Debenham. Both Chesterton and DTZ Debenham arrived at the same valuation of the Land as at 31 July, 2002 at HK$1,592,000,000 of which HK$1,400,000,000 was attributable to the Residential Properties. The actual development costs incurred up to 31 July, 2002 attributable to the Residential Properties were HK$9,367,867. The consideration shall be payable in one lump sum upon the signing of the Development Agreement.

4. **Appointments in relation to the Development**

   The Development Agreement also provides that subsidiaries of Henderson Land shall be appointed on the principal terms contained in the Development Agreement as:–

   (i) the project manager and the sales manager of the Development ("**Project Manager**") at a project management fee of 2.25% of the actual construction costs of the Development (subject to a maximum amount of HK$22 million) and a sales manager fee of 0.25% of the total sale prices of the Residential Properties (subject to a maximum amount of HK$10 million);

contained in the Development Agreement are fair and reasonable so far as the independent shareholders of the Company are concerned and it is in the interests of the Group to enter into the Transactions and recommends the Board to enter into the Transactions. The Directors, based on the recommendation of the Independent Board Committee, consider that (i) the terms of the Development Agreement; and (ii) the principal terms regarding the appointment of the Project Manager, Main Contractor, Suppliers, Leasing Agent and the Estate Manager as contained in the Development Agreement are on normal commercial terms and are fair and reasonable so far as the independent shareholders of the Company are concerned and it is in the best interests of the Group to enter into the Transactions.

CONNECTED PERSONS

HL Sub, the Project Manager, Main Contractor, Suppliers, Leasing Agent and Estate Manager are all subsidiaries of Henderson Land. Henderson Investment, a 73.5% non-wholly owned subsidiary of Henderson Land, owns approximately 36.4% and, together with its associates, own approximately 38.0% of the entire issued share capital of the Company. Being associates of the substantial shareholder of the Company, each of HL Sub, the Project Manager, Main Contractor, Suppliers, Leasing Agent, Estate Manager and Henderson Land is therefore a connected person of the Company for the purposes of the Listing Rules and the entering into of the Development Agreement and the appointments of the Project Manager, Main Contractor, Suppliers, Leasing Agent and Estate Manager constitute connected transactions of the Company under the Listing Rules. As the aggregate amounts relating to the Transactions are less than 3% of the Adjusted Net Assets of the Group, the Transactions are only subject to the disclosure requirements under Rule 14.25 of the Listing Rules. Details of the Transactions will be included in the next published annual report and accounts of the Group in accordance with Rule 14.25(1)(A) to (D) of the Listing Rules.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Adjusted Net Assets"	the audited consolidated net tangible assets of the Group as at 31 December, 2001 adjusted to take into account the final dividend of HK$1,189,906,252 for the year ended 31 December, 2001 but paid in 2002
"associates"	has the meaning ascribed to it in the Listing Rules
"Bank Borrowings"	the bank borrowings to finance the development expenditures attributable to the Residential Properties
"Board"	the Board of Directors of the Company
"Chesterton"	Chesterton Petty Limited, independent property valuer

(ii) the construction manager and main contractor of the Development ("**Main Contractor**") at a fee equivalent to 3% of the actual superstructure construction costs of the Development (subject to a maximum of HK$27 million);

(iii) the suppliers of granite, concrete and other materials for the Development ("**Suppliers**") at prices normally charged to third parties or other projects in which Henderson Land and third parties are involved (subject to a maximum amount of HK$30 million);

(iv) the leasing agent in respect of the Commercial Properties ("**Leasing Agent**") for a term of three years commencing from 1 January, 2004 to 31 December, 2006 at a leasing agency fee of 5% of the monthly rental income of the Commercial Properties (subject to a maximum amount of HK$3 million); and

(v) the manager of the Development under the deed of mutual covenant (the "**Property Manager**") and as management agent of the Commercial Properties under a management agreement ("**Management Agent**") (collectively the "**Estate Manager**") for a term of two years from the date of the issuance of the occupation permit of the Development at a monthly remuneration based on 10% of the total management expenses incurred (subject to an aggregate maximum amount of HK$5 million).

The amount payable in relation to all the above appointments will not exceed a maximum amount of HK$97 million.

5. Guarantee

The Company shall guarantee the due observance and performance by Starmax of all of Starmax's obligations under the Development Agreement. Henderson Land shall guarantee the due observance and performance by HL Sub of all of HL Sub's obligations under the Development Agreement.

6. Use of Proceeds

The Directors expect that amounts received by Starmax under the Development Agreement will principally be used for general working capital purposes of the Group.

INFORMATION ON THE GROUP AND REASONS FOR THE TRANSACTIONS

The Group's principal areas of business are the production, distribution and marketing of town gas and related activities.

The Directors believe that the entering into of the Development Agreement will provide the Group with an opportunity to improve its cash flow and reduce the risks involved in a large property development project such as the Development. By retaining 73% of interest in the residential portion and the entire interest in the commercial and car parking portion of the Development, the Group will also be able to benefit from any future increase in property prices. The consideration was negotiated on an arm's length basis.

The Directors also believe that the appointment of various subsidiaries of Henderson Land as the Project Manager, Main Contractor, Suppliers, Leasing Agent and Estate Manager will allow the Company to make full use of Henderson Land's expertise in property development. Henderson Land (through its subsidiaries) has strong and experienced project management, marketing and property management teams in Hong Kong and is experienced in building construction and is therefore an appropriate candidate to be appointed as the Project Manager, Main Contractor, Leasing Agent and Estate Manager of the Development. The Directors consider the fees charged to be in line with the levels of such types of fees payable in Hong Kong for such services. The Directors also believe that the prices charged by the Suppliers to be fair and reasonable and the arrangement also ensures that Starmax has a reliable source of supply of granite, concrete and other materials of reputable quality for the construction of the Development.

INDEPENDENT BOARD COMMITTEE

An Independent Board Committee comprising Dr. Lee Hon Chiu and Dr. The Hon David Li Kwok Po, being the independent non-executive directors of the Company, has been appointed by the Board to advise the Board on the Transactions. The Independent Board Committee considers that (i) the terms of the Development Agreement; and (ii) the principal terms regarding the appointment of the Project Manager, Main Contractor, Suppliers, Leasing Agent and the Estate Manager as

"Company" The Hong Kong and China Gas Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange

"Development" the development of the Land into a comprehensively planned development comprising the residential portion (the "**Residential Properties**") and the commercial and car park portion (the "**Commercial Properties**")

"Directors" the directors for the time being of the Company

"DTZ Debenham" DTZ Debenham Tie Leung Limited, independent property valuer

"Group" the Company and its subsidiaries

"Henderson Land" Henderson Land Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange

"Henderson Investment" Henderson Investment Limited, a company incorporated in Hong Kong with limited liability and a 73.5% non-wholly owned subsidiary of Henderson Land, the shares of which are listed on the Stock Exchange

"HL Sub" Daren International Limited, a company incorporated in Hong Kong with limited liability, a wholly owned subsidiary of Henderson Land

"Independent Board Committee" the independent board committee appointed by the Board to consider the terms of the Development Agreement and the principal terms relating to the appointments of the Project Manager, Main Contractor, Suppliers, Leasing Agent and Estate Manager as contained in the Development Agreement

"Development Agreement" the development agreement dated 2 August, 2002 between Starmax, the Company, HL Sub and Henderson Land in relation to, inter alia, the Development by Starmax and HL Sub

"Land" The Remaining Portion of Kowloon Marine Lot No. 102

"Listing Rules" Rules governing the listing of securities on the Stock Exchange

"Net Sales Proceeds" the sales proceeds attributable to the Residential Properties of the Development less the amount to be applied in the repayment of the Bank Borrowings

"Starmax" Starmax Assets Limited, a company incorporated in the British Virgin Islands with limited liability, an indirect wholly owned subsidiary of the Company

"Stock Exchange" The Stock Exchange of Hong Kong Limited

"Transactions" the entering into of the Development Agreement and the appointments of the Project Manager, Main Contractor, Suppliers, Leasing Agent and Estate Manager pursuant to the principal terms contained in the Development Agreement

By Order of the Board
RONALD T. H. CHAN
Executive Director & Company Secretary

Hong Kong, 2 August, 2002

Towngas
The Hong Kong and China Gas Company Limited